UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F:

Form 20‑F  ☑           Form 40‑F  ◻

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ◻          No ☑

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ◻          No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Telekomunikasi Indonesia Tbk
May 28, 2019

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

By: /s/ Dewi

----------------------------------------------------

Dewi

Acting as VP Investor Relations

ANNOUNCEMENT OF

SUMMARY OF MINUTES OF ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR THE 2018 FINANCIAL YEAR
PT TELKOM INDONESIA (PERSERO) Tbk

(No.Tel 88/PR000/COP-I5000000/2019)

The Board of Directors of PT Telkom Indonesia (Persero) Tbk, (hereinafter referred as the “Company”), hereby announces that the Company has convened the Annual General Meeting of Shareholders (hereinafter referred as the “Meeting”) on:

Day/Date	: Friday, May 24, 2019
Time	: 14.22 up to 16.51 Western Indonesia Time (WIT)
Place	: Ballroom - Hotel Four Season, Jl. Jend Gatot Subroto Jakarta Selatan 12710

                         * the Meeting was suspended at 15.33 and re-opened at 15.54 WIT

In the presence of all members of the Board of Commissioners and the Board of Directors of the Company, as follows:

BOARD OF COMMISSIONERS:

•	Mrs. HENDRI SAPARINI – President Commissioner;
•	Mr. RINALDI FIRMANSYAH - Commissioner;
•	Mr. EDWIN HIDAYAT ABDULLAH - Commissioner;
•	Mr. ISA RACHMATARWATA - Commissioner;
•	Mr. CAHYANA AHMADJAYADI– Independent Commissioner;
•	Mrs. PAMIJATI PAMELA JOHANNA WALUYO - Independent Commissioner;
•	Mr. MARGIYONO DARSASUMARJA - Independent Commissioner.

BOARD OF DIRECTORS:

•	Mr. ALEX JANANGKIH SINAGA – President Director;
•	Mr. HARRY MOZARTA ZEN – Finance Director;
•	Mr. HERDY ROSADI HARMAN –Human Capital Management Director;
•	Mr. DAVID BANGUN –Digital & Strategic Portfolio Director;
•	Mr. ZULHELFI ABIDIN –Network & IT Solution Director;
•	Mr. ABDUS SOMAD ARIEF –Wholesale & International Service Director;
•	Mr. DIAN RACHMAWAN –Enterprise & Business Service Director;
•	Mrs. SITI CHOIRIANA – Consumer Service Director.

and the holder/representative of Serie A Dwiwarna Share and holder/ representative of Serie B Share entirely representing 85,126,835,501 shares or constitute 85.9326981% of the total number of shares having legal voting rights which have been issued by the Company up to the date of the Meeting in the total amount of 99,062,216,600 shares; with due regard to the Company's Shareholders Register as per April 30, 2019 up to 16.15 WIT.

Hence the quorum requirement as required under the Article 25 paragraph 1 letter a, paragraph 4 letter a and paragraph 5 letter a of the Articles of Association of the Company have been fulfilled since the Meeting have been attended by shareholders, namely holder of Serie A Dwiwarna Share and other shareholders jointly representing more than 2/3 (two third) of the total number of shares having legal voting rights which have been issued by the Company.

Whereas the Meeting has resolved the following resolutions as set forth in Deed of Minutes of the Annual General Meeting of Shareholders of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk, dated May 24, 2019 number 276, made by Notary Ashoya Ratam SH, MKn. which is summary is as follows:

First Agenda	Approval of the Company’s Annual Report for Financial Year of 2018, including the Supervision Duty Implementation Report of the Board of Commissioner Financial Year of 2018
Number of Shareholders who Ask Questions	There are 3 (three) shareholder that raised a question, but 2 (two) questions related to the Third agenda and still answered
The Result of Decision Making	Agree	Disagree	Abstain
	84,914,348,466 Shares or 99.7503877%	19,410,670 Shares or 0.0228021%	193,076,365 Shares or 0.2268102%
Resolution

”The meeting with the majority vote 85,107,424,831 (99.9771979%) of the total votes issued in the Meeting has resolved :

To approve the Annual Report of the Company including the Board of Commissioners’ Supervision Task Report for the Financial Year 2018, as long as it is not a criminal offense and is reflected in the Company's report books."

Second Agenda

Ratification of the Financial Statement of the Company Financial Year of 2018 and Annual Report of Partnerships and Community Development Program Financial Year of 2018 and the Acquittal and Discharge of Members of the Company’s Board of Directors and the Board of Commissioners

Number of Shareholders who Ask Questions	There is no Shareholder ask question related to Second Agenda
The Result of Decision Making	Agree	Disagree	Abstain
	84,916,086,366 Shares or 99.7524293%	17,648,570 Shares or 0.0207321%	193,100,565 Shares or 0.2268387%
Resolution

”The meeting with the majority vote 85,109,186,931 (99.9792679%) of the total votes issued in the Meeting has resolved :

1.To ratify The Company’s Consolidated Financial Statements for the Financial Year 2018 which has been audited by the Public Accounting Firm Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) according to its report number 00910/2.1032/AU.1/06/0691-2/1/IV/2019 tanggal 29 April 2019 dated April 29, 2019 stated with opinion the accompanying consolidated financial statements report present fairly, in all material respects, and as long as it is not a criminal offense and is reflected in the Company's report books."

2.To approve and ratify Partnership and Community Development Annual Report for the Financial Year 2018 and Financial Report on Partnership and Community Development Program for the Financial Year 2018, which compiled pursuant to Minister of State Owned Enterprise’s Regulation which is a comprehensive accounting basis in addition to Indonesian Financial Accounting Principle that generally accepted in Indonesia and have been audited by the Public Accounting Firm Purwantono, Sungkoro  & Surja (a member firm of Ernst & Young Global Limited) according to its report number 00046/2.1032/AU.2/11/0687-2/2/1/I/2019 dated January 24, 2019 stated with opinion “the accompanying financial statements present fairly, in all material respects, and as long as it is not a criminal offense and is reflected in the Company's report books.

3. Give a full acquittal and discharge (volledig acquit et de charge) to members of the Board of Directors dan the Board of Commissioners who serves in the Financial Year 2017 consecutively for the managerial and supervisory actions of the Company as long as those actions are not criminal act and those actions are reflected in the Company’s Report Books.”

Third Agenda	Determination on Utilization of the Company’s Net Profit for Financial Year of 2018
Number of Shareholders who Ask Questions	There are 2 (two) questions raised on the First agenda related to Third Agenda
The Result of Decision Making	Agree	Disagree	Abstain
	84,786,883,072 Shares or 99.6006519%	115,890,504 Shares or 0.1361386%	224,061,925 Shares or 0.2632095%
Resolution

”The meeting with the majority vote 85,010,944,997 (99.8638614%) including Shareholder  Serie A Dwiwarna of the total votes issued in the Meeting has resolved :

1.To Approve and determine the appropriation of the Company’s net profit for the Financial Year 2018 in the amount of Rp18,031,796,084,638,- (eighteen trillion thirty one billion seven hundred ninety six million eighty four thousand and six hundred thirty eight Rupiah) as follow:

a. Cash Dividend amounting to 60% of the net profit or in the amount of Rp10,819,079,985,969,- (ten trillion eight hundred nineteen billion seventy nine million nine hundred eighty five thousand and nine hundred sixty nine Rupiah) or amounting to Rp109.2150,- (one hundred and nine point two one five zero Rupiah) per share, based on issued shares on the date of the Meeting, in the amount of  99,062,216.600 (ninety nine billion sixty two million two hundred sixteen thousand six hundred) shares;

b.Special Dividend amounting to 30% of the net profit or in the amount of  Rp5,409,539,992,984.50, - (five trillion four hundred nine billion five hundred thirty nine million nine hundred ninety two thousand and nine hundred eighty four point five zero Rupiah) or amounting to Rp54.6075 (fifty four point six zero seven five Rupiah) per shares based on issued shares on the date of the Meeting, amounting to 99,062,216,600 (ninety nine billion sixty two million two hundred sixteen thousand six hundred) shares;

c.Recorded as Retained Earning in the amount of 10% from net profit or amounting to Rp1,803,176,105,684.50 (one trillion eight hundred three billion one hundred seventy six million one hundred five thousand and six hundred eighty four point five zero Rupiah) which will be used for the development of the Company.

2. The distribution of Cash Dividend and Special Dividend for the Financial Year 2018 will be conducted with the following conditions:

a.those who are entitled to receive Cash Dividend and Special Dividend are shareholders whose names are recorded in the Company’s Shareholders on June 13, 2019 up to 16.15 WIT;

b. Cash Dividend and Special Dividend shall be paid all at the lattest on June 27, 2019.

3.To grant the power and authority to the Board of Directors with the right of substitution to regulate further the procedure of dividend distribution and to announce the same with due regard to the prevailing laws and regulations in the stock exchange where the Company’s shares are listed.”

Fourth Agenda	Determination of Bonus (Tantieme) for Financial Year of 2018, Salary and Honorarium and other Allowance for Members of Board of Directors and Board of Commissioners for year 2019
Number of Shareholders who Ask Questions	There is no Shareholder ask question related to Fourth Agenda
The Result of Decision Making	Agree	Disagree	Abstain
	81,975,667,172 Shares or 96.2982668%	2,997,882,851 Shares or 3.5216660%	153,285,478 Shares or 0.1800672%
Resolution

”The meeting with the majority vote  82,128,952,650 (96.4783340%) including Shareholder  Serie A Dwiwarna of the total votes issued in the Meeting has resolved :

1.To grant power and authority to Shareholder Serie A Dwiwarna to determine the amount of tantieme for Financial Year 2018 and to determine honorarium allowance, facility and other incentive to members of the Board of Commissioners for Year 2019.

2.To grant power and authority to the Board of Commissioners which previously has obtained written approval from Shareholder Serie A Dwiwarna to determine the amount of tantieme for Financial Year 2018 and also to determine salary, allowance, facility and other incentive to members of the Board of Directors for Year 2019.”

Fifth Agenda

Appointment of a Public Accounting Firm to audit the Company’s Financial Statements for Financial Year of 2019, including Internal Control Audit over Financial Reporting, and the Financial Statement of the Partnership and Community Development Program for Financial Year of 2019

Number of Shareholders who Ask Questions	There is no Shareholder ask question related to Fifth Agenda
The Result of Decision Making	Agree	Disagree	Abstain
	82,890,726,915 Shares or 97.3732037%	2,138,285,246 Shares or 2.5118815%	97,823,340 Shares or 0.1149148%
Resolution

”The meeting with the majority vote 82,988,550,255 (97.4881185%) of the total votes issued in the Meeting has resolved :

1.To appoint the Public Accounting Firm Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) to conduct an integrated audit of the  Company which include the audit of the Consolidated Financial Statements of the Company, including the Internal Control Audit  over Financial Reporting and to audit the Financial Statements of Partnership and Community Development Program for the Financial Year ending on December 31, 2019;

2.To grant authority to the Board of Commissioners of Company to determine the appropriate audit fee, addition of the scope of work required and  other terms and conditions of the relevant Public Accounting Firm.

3.To grant power and authority to the Board of Commissioners which previously has obtained written approval from Shareholder Serie A Dwiwarna to determine the substitute Public Accounting Firm in Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited), in the event can not complete its duty for any reason to audit of Financial Reporting and the Financial Statements of Partnership and Community Development Program for the Financial Year 2018”

Sixth Agenda	Amendment of the Article of Association of the Company
Number of Shareholders who Ask Questions	There is no Shareholder ask question related to Sixth Agenda
The Result of Decision Making Second Part	Agree	Disagree	Abstain
	59,569,742,436 Shares or 69.9776305%	24,985,795,287 Shares or 29.3512559%	571,297,778 Shares or 0.6711136%
Resolution

”The meeting with the majority vote  60,141,040,214 (70.6487441%) of the total votes issued in the Meeting has resolved :

1.To approve the amendment of Article 3 concerning Objectives-Purposes and Business Activities  of the Company’s, Article 12 paragraph 7 i letter b concerning the limitation of authority for Actions of Directors that should be approval by the board of commissioners in terms of cooperation, Article 12 paragraph 7 i letter g concerning the limitation of authority for Actions of Directors that should be approval by the board of commissioners in the case of the nomination of representatives to become a candidate member of the Board of Directors and Board of Commissioners of subsidiaries;

2.To approved to reconstitute the entire provisions of the Articles of Association in connection with the changes referred to in paragraph 1 (a) of the above decision;

3.To grant power and authority to the Board of Directors of the Company with rights of substitution to do all necessary actions in relation with the resolutions of the agendas of this Meeting, including to compile and restate of all the Articles of Association in a Notarial Deed and to submit to the competent authority to obtain the approval and / or receipt of notification of the amendment of the Articles of Association, to do anything deemed necessary and useful for such purposes with no exceptions, including to add and / or to change the amendments of the Articles of Association if they are required by the competent authority”

Seventh Agenda	Changes in the Management of the Company
Number of Shareholders who Ask Questions	There is no Shareholder ask question related to Seventh Agenda
The Result of Decision Making	Agree			Disagree	Abstain
	57,555,932,846 Shares or 67.6119728%			26,999,330,377 Shares or 31.7165912%	571,572,278 Shares or 0.6714361%
Resolution	“The Meeting with the majority vote 58,127,505,124 (68.2834088%), including Shareholder Serie A Dwiwarna of the total votes issued in the Meeting has resolved :
	A.	1.	To honorably dismiss the following members of the Board of Directors of the Company:
			1)	Mister Alex J. Sinaga	- as President Director
			2)	Mister David Bangun	- as Director of Digital & Strategic Portfolio
			3)	Mister Abdus Somad Arief	- as Director of Wholesale & International Service
			4)	Mister Herdy Rosadi Harman	- as Director of Human Capital Management
			5)	Mister Dian Rachmawan	- as Director of Enterprise & Business Service

		2.	To change the nomenclature of positions of the members of the Board of Directors of the Company as follows:
			No	Previously	To become
			1	Director of Digital & Strategic Portfolio	Director of Digital Business
			2	-	Director of Strategic Portfolio

3.	To appoint the names below as members of the Board of Directors of the Company:
	1)	Mister Ririek Adriansyah	- as President Director
	2)	Mister Edwin Aristiawan	- as Director of Wholesale & International Service
	3)	Mister Edi Witjara	- as Director of Human Capital Management
	4)	Mister Faizal Rochmad Djoemadi	- as Director of Digital Business
	5)	Mister Achmad Sugiarto	- as Director of Strategic Portfolio
	6)	Mister Bogi Witjaksono	- as Director of Enterprise & Business Service

4.

Term of offices of members of the Board of Directors who are appointed as number 3 shall be in accordance with the provisions of the Articles of Association of the Company with due regard to the provisions of laws and regulations in Capital Market sector and without prejudice to the right of the GMS to dismiss such members at any time.

5.

With the dismissal, change of position nomenclature, and the appointment of members of the Board of Directors of the Company as referred to in number 1, number 2, and number 3, therefore  the composition of the Board of Directors of the Company shall be as follows:

	No	Name	Position
	1	Ririek Adriansyah	President Director
	2	Harry Mozarta Zen	Director of Finance
	3	Siti Choiriana	Director of Consumer Service
	4	Bogi Witjaksono	Director of Enterprise & Business Service
	5	Zulhelfi Abidin	Director of Network & IT Solution
	6	Edwin Aristiawan	Director of Wholesale & International Service
	7	Edi Witjara	Director of Human Capital Management
	8	Faizal Rochmad Djoemadi	Director of Digital Business
	9	Achmad Sugiarto	Director of Strategic Portofolio

6.

Members of the Board of Directors, who are appointed as referred to in number 3 however still in other positions that are prohibited, based on laws and regulations, to be concurrent with the position of member of the Board of Directors of a State-Owned Enterprise, must resign or be dismissed from such position.

7.

To grant power and authority to the Board of Directors of the Company, with the right of substitution, to carry out all necessary actions related to the resolution as adopted in this agenda in accordance with the applicable laws and regulations, including to declare such resolution in a separate Notary Deed and notify the composition of the Board of Directors and the Board of Commissioners of the Company to the Ministry of Law and Human Rights.

B.	1.	To confirm the honorably dismissal of Mister Dolfie Othniel Fredric Palit as Independent Commissioner of the Company, from September 20, 2018.

	2.	To honorably dismiss the following members of the of Board of Commissioners:
		1)	Miss Hendri Saparini	- as President Commissioner
		2)	Miss Pamijati Pamela Johanna Waluyo	- as Independent Commissioner
		3)	Mister Rinaldi Firmansyah	- as Commissioner

	3.	To Appoint the names below as members of the Board of Commissioners of the Company:
		1)	Mister Rhenald Kasali	- as President Commissioner and concurrently as Independent Commissioner
		2)	Mister Marsudi Wahyu Kisworo	- as Independent Commissioner
		3)	Mister Ismail	- as Commissioner
		4)	Mister Marcelino Pandin	- as Commissioner

4.

Term of offices of members of the Board of Commissioners who are appointed as number 3 shall be in accordance with the provisions of the Articles of Association of the Company with due regard to the provisions of laws and regulations in Capital Market sector and without prejudice to the right of the GMS to dismiss such members at any time.

5.

With the confirmation of dismissal, the dismissal, and the appointment of members of the Board of Commissioners of the Company as referred to in number 1, number 2, and number 3, the composition of members of the Board of Commissioners of the Company shall be as follows:

		No	Name	Position
		1	Rhenald Kasali	President Commissioner /Independent Commissioner
		2	Marsudi Wahyu Kisworo	Independent Commissioner
		3	Margiyono Darsasumarja	Independent Commissioner
		4	Cahyana Ahmadjayadi	Independent Commissioner
		5	Edwin Hidayat Abdullah	Commissioner
		6	Isa Rachmatarwata	Commissioner
		7	Ismail	Commissioner
		8	Marcelino Pandin	Commissioner

6.

Members of the Board of Commissioners, who are appointed as referred to in number 3 however still in other positions that are prohibited, based on laws and regulations, to be concurrent with the position of member of the Board of Directors of a State-Owned Enterprise, must resign or be dismissed from such position.

7.

To grant power and authority to the Board of Commissioners of the Company, with the right of substitution, to carry out all necessary actions related to the resolution as adopted in this agenda in accordance with the applicable laws and regulations, including to declare such resolution in a separate Notary Deed and notify the composition of the Board of Directors and the Board of Commissioners of the Company to the Ministry of Law and Human Rights.”

Schedules and Procedure for The Distribution of 2018 Financial Year Dividend

In accordance to the resolution of the AGMS Telkom dated May 24, 2019, payment of cash dividend for the 2018 financial year is 60% of the net profit or in the amount of Rp10,819,079,985,969.00 or Rp109.2150 per share, and an additional special cash dividend of 30% of the net profit or in the amount of Rp5,409,539,992,984.50 or Rp54.6075 per share.

Schedules for The Distribution of 2018 Financial Year Dividend:

une d d d d	May 7, 2018 May 8, 2018 May 11, 2018 May 14, 2018 31, 2018
Recording Date Regular and Negotiation Market Cum Dividend Ex Dividend Cash Market Cum Dividend Ex Dividend Payment Date	= June 13, 2019 = June 11, 2019 = June 12, 2019 = June 13, 2019 = June 14, 2019 = June 27, 2019

Payment Procedures of Dividend:

1.

The dividends will be paid to the shareholders of the Company whose names are registered in the Shareholders Register of the Company on June 13, 2019 (recording date) and/or in the sub securities account in PT Kustodian Sentral Efek Indonesia (”KSEI”) at the closing of the Indonesia Stock Exchange trading session on June 13, 2019.

2.

For American Depositary Shares (“ADS”) holders, the New York Stock Exchange (“NYSE”) regulations shall prevail and payment of cash dividend will be made through Custodian Bank which was appointed by the Bank of New York-Mellon (“BNY-Mellon”), for the amount of shares registered at the Register List of ADS holders at the Company’s Registrar and KSEI referring to Recording Date on June 13, 2019.

3.

For shareholders whose shares are registered at Collective Deposits in KSEI, cash dividend will be paid through the KSEI and will be distributed to Securities Companies’ or Custodian Banks’ accounts on June 27, 2019. Payment receipt will be delivered to Securities Companies and Custodian Banks in which shareholders open their accounts.

4.	For shareholders whose shares are not registered at Collective Deposits in KSEI, then:
a.

Cash dividend will be paid in cash at the nearest branch of PT Bank Negara Indonesia (Persero), Tbk (”BNI”), in all places in Indonesia. Shareholders are obligated to bring along the valid original Identity Card and if it is authorized to another person, the copy of the valid original Identity Card of both persons should be attached to the power of attorney.

b.	The cash dividend will only be transferred by the Company to the shareholders’ bank account if:

i. The amount of cash dividend received is not less than Rp500,000; and

ii.The complete transfer request must be delivered at the latest on June  13, 2019 at 16.00 Western Indonesia Time to the Company’s Registrar, PT Datindo Entrycom, Jl Hayam Wuruk No.28 2nd Floor, Jakarta 10120.

5.

Tax shall be imposed in accordance with the applicable Indonesian tax regulations. The amount of tax shall be deducted from the amount of cash dividend for 2018 financial year received by each shareholders.

6.

Shareholders considered as Domestic Tax Payer in the form of entity that does not have a tax register number (Nomor Pokok Wajib Pajak/”NPWP”), should register their tax register number to KSEI or the Company’s Registrar PT Datindo Entrycom, Jl Hayam Wuruk No.28 2nd Floor, Jakarta 10120 at the latest June 13, 2019 at 16.00 Western Indonesia Time. If as of the said date KSEI or the Company’s Registrar has not received the NPWP, the cash dividend will be subject to withholding tax rate of 100% higher to the normal rate.

7.

For the shareholders considered as the off-shore Tax Payer which will use the Tax Treaty under the Agreement on the Prevention of the Imposition of Dual Taxes (P3B), it has to comply with Regulation of the Director General of Taxation Number PER-25/PJ/2018 regarding Procedure for the Application of Agreement on the Avoidance of Double Taxation and must submit the DGT form which has been legalized by Indonesian Tax Service Office for Public Company to KSEI or the Company’s Registrar based on the regulation and provision stipulated by KSEI. Without the said form, the 2018 financial year cash dividend will be subject to article 26 withholding tax law at the rate of 20%.

8.

Shareholders whose shares are registered at Collective Deposits in KSEI, may collect the dividend tax deduction slip at Securities Companies and/or Custodian Banks at which they open their accounts, and for shareholders whose shares are not registered with KSEI, the dividend tax deduction slip are available at the Company’s Registrar starting August  26, 2019.

Announcement of this Summary of Minutes of Meeting is to comply with the provision under Article 34 paragraphs (1), (2) and (6) of Financial Service Authority Regulation No. 32 POJK.04/2014 regarding The Plan and Implementation of A General Meeting of Shareholders for an Issuer or a Public Company.

Bandung, May 28, 2019

PT Telkom Indonesia (Persero) Tbk

Board of Directors

For further information please contact:

Investor Relations

PT Telkom Indonesia (Persero) Tbk

Tel.	: 62-21-5215109
Fax.	: 62-21-5220500
E-mail	: investor@telkom.co.id
Website	: www.telkom.co.id

About PT Telkom Indonesia (Persero) Tbk

PT Telkom Indonesia (Persero) Tbk (“Telkom”) is the largest telecommunications and network provider in Indonesia.  The company offers a wide range of network and telecommunication services, including fixed wireline connections, cellular services, network and interconnection services, as well as internet and data communication services. Beside telecommunication services, it also operates multimedia businesses such as content and applications, completing its business portfolio which includes Telecommunication, Information, Media, Edutainment and Services (TIMES).  Its shares are traded on the Indonesia Stock Exchange (“IDX”) and the New York Stock Exchange (“NYSE”), using the TLKM and TLK tickers, respectively.